January 9, 2007
[Via EDGAR]
Mr. Karl Hiller
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Noble Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-07964
Dear Mr. Hiller:
We are pleased to provide the Staff of the United States Securities and Exchange Commission with the following responses to the comments contained in the Staff’s letter dated December 22, 2006 regarding the captioned matter. For ease in review, the comments from that letter are set out below along with our responses.
Form 10-K for the Fiscal Year Ended December 31, 2005
Controls and Procedures, page 124
Changes in Internal Control over Financial Reporting, page 124
1.	We note that your management assessed the effectiveness of your internal controls over financial reporting as of December 31, 2005. However, it appears that you have not disclosed whether there were any changes in your internal controls over financial reporting identified, in connection with such assessment, which occurred during your last fiscal quarter, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Accordingly, please amend your filing to comply with Item 308(c) of Regulation S-K.

Response:
We believed we had complied with Item 308(c) of Regulation S-K in our disclosure under changes in Internal Control over Financial Reporting in our Form 10-K for the year ended December 31, 2005 as there had been no changes in internal controls over financial reporting during our fourth fiscal quarter that had materially affected, or were reasonably likely to

Mr. Karl Hiller
January 9, 2007

materially affect, our internal controls over financial reporting. Our reading of Item 308(c) led us to believe that the additional disclosure was necessary only if such changes had been identified.
To provide more clarity, we propose to include language in our future Form 10-Ks similar to the following, assuming comparable circumstances to those discussed in the previous paragraph (changes in bold type):
Changes in Internal Control over Financial Reporting
Our management is also responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.
Because of its inherent limitations, internal control over financial reporting may not detect or prevent misstatements. Projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of our internal controls over financial reporting as of December 31, 20XX. Based on our assessment, our internal controls over financial reporting were effective. There were no changes in internal controls over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Mr. Karl Hiller
January 9, 2007

Engineering Comments
General
www.nobleenergyinc.com
2.	We note your website statement: “The Alba field, where Noble Energy has a 34 percent interest, is located offshore and is estimated to contain more than one billion BOE of gross proven and probable reserves.” Please add explanation of the underlined terms.

Response:
We appreciate the Staff’s comment and acknowledge that your noted reference to “reserves” was a typographical error. Please note that on our website, in the introductory paragraph under “International Operations”, we had used the phrase, “...one billion BOE of gross proven and probable resources.” The statement cited by the Staff was contained in a different section on our website. We intended both sections to reference “resources.”

We have changed both references on our website to discuss proven reserves only. In the event we discuss probable resources on our website in the future, we will add an explanation.
Properties, page 15
Proved Reserves, page 15
3.	We note your disclosure explaining that you “...retained Netherland, Sewell & Associates, Inc. (“NSAI”), independent third-party reserve engineers, to perform a reserve audit of proved reserves.” With a view toward possible disclosure, please furnish to us:
(a)	A description of the audit and review procedures performed by your internal and external engineers in the last three years
Response:
As it relates to audit and review procedures only, for the last three years our internal engineers have conducted an annual review of all proven reserves for performance changes.
For 2005 and 2004, our external engineers, NSAI, conducted an independent external audit of approximately 72% and 78%, respectively, of our proven reserves. Please refer to NSAI’s reports at Exhibit A and

Mr. Karl Hiller
January 9, 2007

Exhibit B, attached hereto, for further discussion of the procedures performed by NSAI in connection with these audits.
In 2003, NSAI conducted a procedural audit of our internal reserve procedures which covered approximately 80% of our proven reserves. Please refer to NSAI’s report at Exhibit C, attached hereto, for further discussion of the procedures performed by NSAI in connection with this audit.
(b)	A description of the nature and extent of your relationship with NSAI including all financial and business interests and transactions, contingent fee arrangements, and non-audit services provided during any of the periods covered by the reserve information or subsequently;
Response:
We do not have any financial or business interests or contingent fee arrangements with NSAI. We pay NSAI on an hourly fee basis for services provided. On an as needed basis, NSAI has provided non-audit services to us. These services principally relate to evaluations of oil and gas reserves in connection with potential acquisitions. The work performed during these evaluations was substantially similar to their audit services. For years 2003 through 2005, non-audit service fees represented approximately 13% of total fees paid to NSAI.
(c)	A description of the extent to which NSAI verified the accuracy and completeness of property ownership interests, historical oil and gas production figures, historical costs of operations and development, product prices, and agreements relating to current and future operations and sales of production for the properties whose reserves were audited;
Response:
NSAI does not verify the accuracy or completeness of property ownership interests, historical oil and gas production, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production for the properties whose reserves were audited. Please refer to NSAI’s reports at Exhibits A, B, and C for additional discussion of the scope of their audits.

Mr. Karl Hiller
January 9, 2007

(d)	A spreadsheet comparison between your estimates and those of NSAI for 2005; address how differences between your reserve estimates and those of your external engineers were resolved; and
Response:
Please see Exhibit D, attached hereto. Differences between the estimates are reviewed for accuracy but are not further analyzed unless the aggregate variance is greater than 10%. Given the inherent uncertainties and judgments that go into estimating proven reserves, we expect that there will be differences between internal and external estimates. Accordingly, if the aggregate difference is within 10%, no further analysis is performed.
(e)	The audit reports that NSAI issued to you for each of the last three years.
Response:
Please see Exhibits A, B and C, for NSAI’s audit reports for years 2005, 2004 and 2003, respectively, attached hereto.
Crude Oil and Natural Gas Properties, page 16
4.	Here you state, “Three of the formations, the Codell, Niobrara, and J-Sand, are considered “blanket” zones in the area of the Company’s holdings...” Please amend this disclosure to clarify that while these zones may be present, any particular property’s productivity depends on the reservoir properties peculiar to its location and that such productivity may be uneconomic.

Response: We agree that clarification is appropriate and accordingly propose to include language similar to the following in our Form 10-K for the year ended December 31, 2006 (changes in bold type):
Wattenberg Field — We acquired working interests in the Wattenberg field through the Patina Merger. Wattenberg provides us with a substantial future project inventory. The Wattenberg field is located in the D-J basin of north central Colorado. One of the most attractive features of the field is the presence of multiple productive formations. In a section 4,500 feet thick, there may be up to eight potentially productive

Mr. Karl Hiller
January 9, 2007

formations. Three of the formations, the Codell, Niobrara and J-Sand, are considered “blanket” zones in the area of our holdings, while others, such as the D-Sand, Dakota and the shallower Shannon, Sussex and Parkman, are more localized. While these zones may be present, any particular property’s productivity is dependent on the reservoir properties peculiar to its location. Such productivity may be uneconomic.
Supplemental Oil and Gas Information (Unaudited), page 100
Proved Gas Reserves, page 101
5.	We note the 400 BCF increase in your 2004 Equatorial Guinea proved gas reserves. Paragraph 11 of FAS 69 requires “appropriate explanation of significant changes” in disclosed reserve volumes. Please disclose the details of this increase.

Response:
We acknowledge the Staff’s comment and accordingly, we propose to footnote the 2004 Equatorial Guinea gas reserve additions with the following explanation in our Supplemental Oil and Gas Information to be included in our Form 10-K for the year ended December 31, 2006.
In 2004, we entered into an additional natural gas contract with an LNG plant. We increased reserves based on minimum contractual volumes required to be taken under this agreement.
This disclosure is similar to that made in Item 1 of our Form 10-K for the year ended December 31 2004. However we agree that this disclosure should have been made within our Supplemental Oil and Gas Information in accordance with paragraph 11 of FAS 69.
Closing Comments
As requested by the Staff, we hereby acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

Mr. Karl Hiller
January 9, 2007

•	We may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to respond to the Staff’s comments. Upon consideration of the Staff’s comments and in light of our responses, we respectfully request that the Staff permit us to address the comments in future filings as opposed to amending our prior filings.
If you wish to discuss any issues regarding this matter, I can be contacted at 281-872-3150.
Sincerely,
/s/ Chris Tong
Chris Tong
Senior Vice President, Chief Financial Officer

Exhibit A
February 9, 2006
Ms. Susan M. Cunningham
Noble Energy, Inc.
Suite 100
100 Glenborough Drive
Houston, Texas 77067
Dear Ms. Cunningham:
In accordance with your request, we have audited the estimates prepared by Noble Energy, Inc. (Noble), as of December 31, 2005, of the proved reserves and future revenue to the Noble interest in certain oil and gas properties located in the United States and throughout the world. This is a revision of our audit dated January 23, 2006. These estimates are based on constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of reserves and future revenue conform to the guidelines of the Securities and Exchange Commission (SEC). We have examined the estimates with respect to reserve quantities, future producing rates, and the present value of future net revenue. We have also examined the estimates with respect to reserve categorization, using the definitions for proved reserves set forth in the SEC Regulation S-X Rule 4-10(a) and subsequent staff interpretations and guidance.
The following table sets forth Noble’s estimates of the net reserves and discounted future net revenue, as of December 31, 2005, for the audited properties:

	Net Reserves		Future Net Revenue
	Oil	Gas	Present Worth
Category	(MBBL)	(MMCF)	at 10%(M$)
Proved Developed Producing	198,984.5	1,887,756.9	8,841,927.0
Non-Producing	39,447.0	314,194.4	2,437,188.9
Proved Undeveloped	52,398.9	889,267.6	1,819,540.2

Total Proved(1)	290,830.4	3,091,219.0	13,098,656.1

(1)	Totals may not add because of rounding.
The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. Revenue estimates are expressed in thousands of United States dollars (M$).
When compared on a field-by-field basis, some of the estimates of Noble are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Noble’s proved

4500 THANKSGIVING TOWER • 1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411	nsai@nsai-petro.com
1221 lamar Street, Suite 1200 • Houston, Texas 77010-3072 • PH: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Noble in preparing the December 31, 2005, reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Noble.
The estimates shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Noble’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.
Oil prices used by Noble are based on a December 31, 2005, NYMEX West Texas Intermediate price of $61.11 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used by Noble are based on a December 31, 2005, Henry Hub spot market price of $10.08 per MMBTU and are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines.
Lease and well operating costs used by Noble are based on historical operating expense records. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements, along with estimates of costs to be incurred at and below the district and field levels. Lease and well operating costs for the operated properties include only direct lease- and field-level costs. For all properties, headquarters general and administrative overhead expenses of Noble are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Noble’s estimates of capital costs are included as required for workovers, new development wells, and production equipment.
It should be understood that our audit does not constitute a complete reserve study of the oil and gas properties of Noble. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up approximately 72 percent of Noble’s total proved reserves and accounting for approximately 63 percent of the present worth for those reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Noble with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Noble’s overall reserves management processes and practices.
In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.
Supporting data documenting this audit, along with data provided by Noble, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Noble Energy,

Inc. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

NETHERLAND, SEWELL & ASSOCIATES, INC.

		By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
President and Chief Operating Officer

By:	/s/ Danny D. Simmons	By:	/s/ Patrick L. Higgs
	Danny D. Simmons, P.E.		Patrick L. Higgs, P.G.
	Executive Vice President		Vice President

Date Signed: February 9, 2006		Date Signed: February 9, 2006
JDI:KEF

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.

Exhibit B
January 21, 2005
Mr. William A. Poillion
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, Texas 77067
Dear Mr. Poillion:
In accordance with your request, we have audited the estimates prepared by Noble Energy, Inc. (Noble), as of December 31, 2004, of the proved reserves and future revenue to the Noble interest in certain oil and gas properties located in the United States and throughout the world. These estimates are based on constant prices and costs and conform to the guidelines of the United States Securities and Exchange Commission (SEC). The following table sets forth Noble’s estimates of the proved reserves and future net revenue, as of December 31, 2004, for the audited properties.

	Net Reserves		Future Net Revenue (USM$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed Producing	155,279.1	1,247,275.6	6,997,171.0	3,850,449.0
Non-Producing	13,216.1	123,223.1	1,108,137.2	695,203.2
Proved Undeveloped	24,968.7	616,359.8	1,487,691.5	800,262.1

Total Proved(1)	193,463.8	1,986,858.6	9,592,999.7	5,345,914.3

(1)	Totals may not add due to rounding.
The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at the contract temperature and pressure bases.
When compared on a field-by-field basis, some of the estimates of Noble are greater and some are lesser than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion, Noble’s estimates of proved oil and gas reserves and future revenue as shown herein and in certain computer printouts in our office are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by Noble in preparing the December 31, 2004, reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Noble.
The estimated reserves and future revenue shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Noble’s estimates do not include probable or possible reserves which may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.
Oil prices used by Noble are based on a December 31, 2004, NYMEX West Texas Intermediate price of US$43.45 per barrel, adjusted by lease for quality, transportation fees, and regional price differentials, or the fixed contract price. Gas prices used by Noble are based on a December 31, 2004, Henry Hub market price of

4500 THANKSGIVING TOWER-1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • Fax:214-969-5411	nsai@nsai-petro.com
1221 lamar Street, Suite 1200 • Houston, Texas 77010-3072 • PH: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

US$6.17 per MMBTU, adjusted by lease for energy content, transportation fees, and regional price differentials, or the fixed contract price. Oil and gas prices are held constant in accordance with SEC guidelines.
Lease and well operating costs used by Noble are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Noble are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Noble’s estimates of capital costs are included as required for workovers, new development wells, and production equipment.
It should be understood that our audit does not constitute a complete reserve study of Noble’s oil and gas properties. Our audit consisted of a detailed review of major properties making up approximately 78 percent of Noble’s total proved reserves and accounting for approximately 68 percent of the present worth for those reserves. In our audit, we accepted without independent verification the accuracy and completeness of the historical information and data furnished by Noble with respect to ownership interest, oil and gas production, well test data, oil and gas prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our evaluation something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.
We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Noble Energy, Inc. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

NETHERLAND, SEWELL & ASSOCIATES, INC.

		By:	/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
President and Chief Operating Officer

By:	/s/ Danny D. Simmons, P.E.	By:	/s/ Patrick L. Higgs, P.G.
	Danny D. Simmons, P.E.		Patrick L. Higgs, P.G.
	Executive Vice President		Vice President

Date Signed: January 21, 2005		Date Signed: January 21, 2005
JDI:LPV

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.

Exhibit C
January 2, 2004
Mr. William A. Poillion
Noble Energy, Inc.
Suite 100
100Glenborough
Houston, Texas 77067
Dear Mr. Poillion:
In accordance with your request, we have completed an audit of the procedures and methods used to estimate the proved reserves and future revenue, as of December 31, 2003, to the Noble Energy, Inc. (Noble) interest in Noble’s major properties located throughout the world. These estimates were prepared by Noble and by third-party consultants.
Our audit consisted of a review of the areas representing the top 80 percent of Noble’s reserves. We met with Noble personnel representing four different groups which consisted of (1} the offshore United States division, (2) the International division, (3) the onshore United States division, and (4) the corporate reserves group. These reviews were completed in a total of three days and were conducted at Noble’s office in Houston, Texas. In these meetings, we were provided with updates on new activity since our last review on a minimum of seven offshore Gulf of Mexico field areas, six international field areas, and seven onshore United States field areas. We also received an overview of Noble’s corporate reserves system and its year-end reserve process. Our audit team consisted of one engineer and one geoscientist.
The goal of this audit was to determine that the estimates were made using generally accepted engineering and evaluation principles and to determine the reasonableness of the methods and procedures used by Noble in the reserve evaluation process. The reviews focused on the reserve determination methodologies and the data used in preparing these estimates. The available data reviewed included, but were not limited to, seismic data, structure and isopach maps, well logs, production tests, material balance calculations, reservoir pressures, individual well and field performance data, individual well and field projections, offset performance data, operating expenses, capital costs, and product prices.
The reviews were sufficient to determine that the majority of the reserve estimates were made using generally accepted petroleum engineering and evaluation principles. Although we have not attempted to quantify the impact of any minor exceptions, it is our opinion that, in the aggregate, these exceptions would most likely have a minimal impact on Noble’s estimates of total proved reserves and future revenue.
It should be understood that this is an audit of procedures and methods only and does not constitute a reserve study, review, or audit of Noble’s estimated proved reserves and future revenue. We did not consider Noble’s probable or possible estimates in this procedural audit. We made no verification of the accuracy and completeness of the information and data provided by Noble with respect to ownership interest, oil and gas production, well test data, reservoir pressures, oil and gas prices, and operating and development costs.
Netherland, Sewell & Associates, Inc. is a firm of professionals dedicated to providing superior consulting service to the international petroleum industry. Our company has provided due diligence, technical support, and economic evaluations for private and government companies and financial institutions throughout the world. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Noble Energy, Inc. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve

4500 Thanksgiving Tower • 1601 Elm Street-Dallas, Texas 75201-4754 Ph: 214-969-5401 • Fax: 214-969-5411	nsai@nsai-petro.com
1221 Lamar Street • Suite 1200 • Houston, Texas 77010-3072 • Ph: 713-654-4950 • Fax: 713-6S4-4951	netherlandsewell.com

Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

JDI:JLL

Exhibit D

	NOBLE ESTIMATES			NSAI ESTIMATES			DIFFERENCE
	NET OIL	NET GAS	NET BOE	NET OIL	NET GAS	NET BOE	NET OIL	NET GAS	NET BOE
	(BBLS)	(MCF)	(BBLS)	(BBLS)	(MCF)	(BBLS)	(BBLS)	(MCF)	(BBLS)

Total Audited	185,007,969	2,388,856,829	583,150,774	176,663,545	2,327,772,002	564,625,545	(8,344,424)	(61,084,827)	(18,525,229)

Percentage Difference							-4.5%	-2.6%	-3.2%